

Value for BPFH: Vote Against the SVB Merger

March 30, 2021



Certain information concerning participants

HoldCo Opportunities Fund III, L.P. ("HoldCo Fund"), together with the participants named herein (collectively, "HoldCo"), intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission to be used to solicit votes for the election of its slate of director nominees at the 2021 annual meeting of shareholders of Boston Private Financial Holdings, Inc., a Massachusetts corporation (the "Company"), and has filed a definitive proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission to be used to solicit votes to oppose the merger between the Company and SVB Financial Group, a Delaware corporation, at the special meeting of shareholders of the Company to be held virtually on April 27, 2021.

HOLDCO STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ EACH THE PROXY STATEMENTS AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV [sec.gov]. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATIONS WILL PROVIDE COPIES OF THE PROXY STATEMENTS WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The Participants in the proxy solicitation with regard to the Annual Meeting are anticipated to be HoldCo Fund, VM GP VII LLC ("VM GP VII"), HoldCo Asset Management, LP ("HoldCo Asset Management"), VM GP II LLC ("VM GP II"), Vikaran Ghei, Michael Zaitzeff, Jeita L. Deng, Merrie S. Frankel and Laurie M. Shahon. The Participants in the proxy solicitation with regard to the Special Meeting are anticipated to be HoldCo Fund, VM GP VII, HoldCo Asset Management, VM GP II, Vikaran Ghei and Michael Zaitzeff.

As of the date hereof, HoldCo Fund directly owned 4,049,816 shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock"). As the general partner of HoldCo Fund, VM GP VII may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As the investment manager of HoldCo Fund, HoldCo Asset Management may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As the general partner of HoldCo Asset Management, VM GP II may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As Members of each of VM GP VII and VM GP II, each of Messrs. Ghei and Zaitzeff may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As of the date hereof, none of Mses. Deng, Frankel or Shahon beneficially own any securities of the Company.

Disclaimer

This presentation (the "Presentation") is for discussion and general informational purposes only. This Presentation is not investment advice, an investment recommendation, or an offer to buy or sell or the solicitation of an offer to buy or sell any securities, including without limitation any interests in a fund managed by and/or associated with HoldCo Asset Management.

The views of HoldCo Asset Management contained in this Presentation are based on publicly available information with respect to the Company and certain other companies discussed herein. HoldCo Asset Management recognizes that there may be nonpublic information in the possession of the Company or others that could lead the Company and others to disagree with HoldCo Asset Management's analyses, conclusions or opinions.

Certain financial information and data used in the Presentation have been obtained or derived from public filings, HoldCo Asset Management's internal estimates and research, industry and general publications, research conducted by third parties and other sources. HoldCo Asset Management has not sought or obtained consent from any third parties to use any statements or information indicated in the Presentation as having been obtained or derived from statements made or published by third parties. Any such statements or information attributed to a third party should not be viewed as indicating the support of such third party for the views expressed herein. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between HoldCo Asset Management and any third party by virtue of using such statements or information or furnishing this Presentation.

Except for the historical information contained herein, the matters addressed in this Presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements. HoldCo Asset Management may change any of its opinions expressed herein at any time, and HoldCo Asset Management is under no obligation to update any information, opinions or statements contained in this Presentation.

None of HoldCo Asset Management, its affiliates or their respective directors, officers, employees, shareholders, members, partners, managers or advisors shall be responsible or have any liability to any person in relation to the distribution or possession of this Presentation in any jurisdiction. No warranty is made that any data or information in this Presentation is accurate. None of HoldCo Asset Management, its affiliates or their respective directors, officers, employees, shareholders, members, partners, managers or advisors shall be responsible or have any liability for any misinformation, errors or omissions contained in this Presentation.

HoldCo Fund has invested in the Common Stock and consequently has an economic interest in the price of these securities. HoldCo Fund may increase, decrease or hedge such investment in the Company, or otherwise change the form of such investment in the Company, for any or no reason at any time. HoldCo Asset Management disclaims any duty to provide updates or changes to the manner or type of any investment in the Company or other company.

This Presentation may not be reproduced, in whole or in part, without prior written permission from HoldCo Asset Management.

Table of Contents



I. ABOUT HOLDCO

About HoldCo

- HoldCo was founded in 2011 by Vik Ghei and Misha Zaitzeff and has over $1 billion regulatory assets under management ("AUM") as of February 28, 2021

- Over the past 7 years, HoldCo has made over 120 investments totaling approximately $1.3 billion

- HoldCo's funds currently own nearly $700 million in equity instruments issued by U.S. banks and have a long history of investing in regional banks as well as other financial assets (corporate credit, structured credit, and event-driven equity instruments)

- HoldCo's funds are deliberately structured differently than most hedge funds to enable a long-term disposition with respect to our investments and allow us to "think like a stakeholder of a business" rather than an owner of a speculative financial instrument
  - Short-term considerations are not important to us
  - Things that actually create long-term shareholder value are

- For example, the fund that holds BPFH shares has the following characteristics which are different than typical hedge funds:

Characteristic	HoldCo	Typical Hedge Funds
Fund Life	7 years from raise with 1-year extension option	Quarterly redemption rights
Leverage	None at the fund level	Often significant leverage is utilized at the fund level
Investor Base	Endowments, hospitals, and family offices with a long-term view towards capital appreciation	Often "funds of funds" or other similar investors whose perspective is short term in nature

HoldCo and its Principals have substantial experience investing in U.S. banks since the financial crisis



Principals shorted regional banks

Principals invested in FDIC-assisted failed bank recapitalizations

HoldCo was formed in connection with a spin-off of investments made in dozens of distressed debt instruments issued by failed bank holding companies

Fund II invested approximately 41% of its capital commitments in bank-related credit including stressed and distressed situations involving activism

Fund III invested approximately 80% of its capital commitments in bank equity positions *July 2020-Present*

2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Principals went long select super-regional bank equities and mega-cap credit

Principals evaluated (but passed on) dozens of non-failed bank recapitalizations

Fund I invested approximately 93% of its capital commitments in bank-related credit including stressed and distressed situations involving activism

Pursued public short activist campaign with First NBC Bank (ticker FBNC), which subsequently failed on 4/28/17

HoldCo made no investments in banks due to valuation concerns and sold a substantial majority of its positions

HoldCo strikes deal with Berkshire Hills Bancorp (ticker BHLB) resulting in a principal nominated to the Board of Directors

Note: "Fund I" means HoldCo Opportunities Fund, L.P; "Fund II" means HoldCo Opportunities Fund II, L.P; Activities prior to 2011 represent the Principals' experience prior to forming HoldCo or its related entities; Activities prior to 2010 relate solely to Mr. Ghei's experience

HOLDCO
ASSET MANAGEMENT

II. VALUE FOR BPFH: WHY INVESTORS SHOULD VOTE AGAINST THE MERGER

Why we are invested in BPFH

- HoldCo is one of BPFH's largest shareholders, owning 4,049,816 shares (4.9% of outstanding shares) with a current market value of approximately $54 million(1)

- We invested in BPFH for the following reasons:
  - ✓ **Valuation**: One of the lowest valued U.S. banks when we became a shareholder
  - ✓ **Markets:** Operates in some of the most affluent and fastest growing markets in the U.S.
  - ✓ **Deposits**: Low-cost core deposit franchise despite operating in competitive markets
  - ✓ **Wealth Business**: $17B AUM wealth business(2) is unique for a bank of its size
  - ✓ **Credit**: Strong credit culture given prime residential mortgage concentration

- But despite these positives, we believe BPFH shares have underperformed due to:
  - ✗ **CEO Departure**: Abrupt departure of former CEO Clay Deutsche, a shareholder advocate, in 2018
  - ✗ **Outlandish Plan**: Aggressive and costly wealth management growth strategy
  - ✗ **Bloated Costs**: Private bank with one of the worst efficiency ratios nationwide
  - ✗ **Uninvested Leadership**: Board and management with no skin in the game
  - ✗ **Covid**: Impact of Covid on the broader banking sector and BPFH's dense metro markets

We believe a combination of self-inflicted and temporary/reversible factors caused BPFH shares to massively underperform the broader bank index leading up to the Company's proposed sale to SVB

Sources: S&P Global Market Intelligence; https://www.sec.gov/ix?doc=/Archives/edgar/data/821127/000082112721000029/bpfh-20201231.htm
(1) Data as of March 26, 2021
(2) AUM as of December 31, 2020

Why investors should vote against the Merger

Non-Existent Sales Process

Conflict-Riddled Negotiations

Unacceptable Valuation

Why investors should vote against the Merger (cont'd)

Non-existent sales process:

1 **No process:** BPFH's "process" was anything but – the Company chose to negotiate with only one party (SVB) while keeping other interested buyers completely in the dark

2 **Higher offer price:** For reasons we cannot fathom, BPFH entered into exclusivity with SVB when it had a higher offer from another buyer (Company A)

3 **No tension:** Considering the absence of a competitive process, we believe it is impossible for shareholders to know whether this is the best offer for BPFH

Conflict-riddled negotiations:

1 **Conflicted CEO:** We believe BPFH's CEO Anthony DeChellis, who led negotiations with SVB and stands to earn significantly more in his new position with SVB, is irreconcilably conflicted

2 **Exorbitant merger costs:** In our view, the $200M merger costs, which include retention packages for BPFH's executives, are an exercise in corporate wealth redistribution

3 **Conflicted advisor:** We believe BPFH's financial advisor Morgan Stanley, which served as book manager on two recent SVB capital offerings, had a financial incentive to deliver BPFH to SVB

Unacceptable valuation:

1 **BPFH is worth more:** We believe BPFH is worth significantly more in a sale or standalone

2 **Pandemic fire sale:** In our view, the timing of the Merger could not have been worse given SVB shares were trading at an all-time high while BPFH shares were floundering

3 **SVB should pay more:** SVB could pay significantly more while still offering attractive returns to its own shareholders, something we believe a competitive process would have fleshed out

HOLDCO
ASSET MANAGEMENT

We believe the lack of a comprehensive process and conflict-riddled negotiations shortchanged BPFH shareholders

We believe BPFH shareholders deserve far better than the current Merger terms

Summary of BPFH Valuation Methodologies as of March 26, 2021



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$13.37
$25.00
$21.75
$26.58
$15.15
$26.94
$16.31
$20.21
$17.25
$15.50
Current Value
SVB Ability to Pay
See page 34
Morgan Stanley Fairness
See page 36
Contribution Analysis
See page 35
Sum-of-the-Parts
See page 38
Standalone Value w/ Cost Saves and Buyback
See page 39

Note: Market data as of March 26, 2021

HOLDCO
ASSET MANAGEMENT

A. PROCESS

HOLDCO
ASSET MANAGEMENT

Why investors should vote no: <u>Non-existent sales process</u>

- ✗ We believe BPFH's choice to negotiate exclusively with SVB instead of conducting a competitive sales process deprived shareholders of the opportunity to discover BPFH's true value

- ✗ This is particularly concerning to us since at least three other buyers (that we know of) attempted to discuss a transaction with BPFH, one of which was offering a higher price than SVB at the time

- ✗ We believe the Board violated its fiduciary duty by agreeing to exclusivity with SVB without inviting other potential buyers, including the three mentioned above, to conduct due diligence and submit an indication of interest

- ✗ In our view, this should have happened the moment BPFH decided to sell the bank or, at a minimum, once the other potential buyers registered their interest with Mr. DeChellis

- ✗ Instead, for reasons we cannot understand, BPFH continued to negotiate back-and-forth with SVB despite finding its offer price lacking on six separate occasions

- ✗ In fact, BPFH entered into exclusivity with SVB even though SVB's offer range of $10.00 to $10.50 per share fell short of BPFH's $11.00 per share asking price

- ✗ In our view, a well-run, competitive sales process including all likely and logical buyers would have resulted in better terms than a one-on-one negotiated deal with SVB

> We believe BPFH's failure to conduct a comprehensive and competitive process deprived shareholders of the opportunity to discover the true value of the Company

Sources: https://www.sec.gov/Archives/edgar/data/719739/000119312521084502/d97737d424b3.htm

We believe BPFH's failure to run a competitive process deprived shareholders of true price discovery

Interested Party	Source	Invited to Bid?	# of Bid Revisions	Best Offer at Time of SVB Exclusivity
SVB	Merger announcement	YES	6	$10.00-$10.50
Company A	S-4	NO	0	$10.50
Unnamed Company	S-4	NO	0	NA
First Foundation	Unsolicited email from CEO	NO	0	NA
Others???		**NO**	**0**	**NA**

For inexplicable reasons, BPFH continued to negotiate exclusively with SVB despite inbound interest from other buyers, one of which was offering a higher price than SVB at the time

Sources: https://www.sec.gov/Archives/edgar/data/719739/000119312521084502/d97737d424b3.htm; https://www.prnewswire.com/news-releases/holdco-asset-management-issues-second-public-letter-to-boston-private-financial-holdings-301201338.html

Negotiating with only one potential buyer is highly atypical, particularly given the inbound interest from other parties

Based on precedent transactions[1], BPFH's decision not to conduct a sales process is highly irregular

- Bank sellers in other bank transactions contacted a median of 5 buyers and as many as 30[1]

- In our view, the fact that BPFH ignored overtures from at least three other buyers (that we know of) makes the absence of a process here even more egregious

- In our view, the presence of at least two bidders is required to ensure competitive tension and maximize value

Recent Transactions[1]: Number of Buyers Contacted During Sales Process



BPFH's failure to conduct a competitive process makes it an outlier among recent bank sellers

Source: S&P Global Market Intelligence
(1)   Precedent transactions include deals greater than $100M in value announced since January 1, 2019 with publicly traded U.S. buyers and sellers and where the seller's assets are less than 20% of the buyer's assets (BPFH's assets are approximately 10% of SVB's assets)



SVB's final offer is materially worse than where it started, making the absence of a process even more egregious

SVB Offer Price / SVB Price Throughout Negotiation Process[1]

Mr. DeChellis tells Company A CEO "not specifically pursuing a sale of the company"

Company A CFO tells Morgan Stanley "interested in discussing a transaction with Boston Private"

Company A CEO offers $10.50

(22%) decline in value

8/14/2020	8/31/2020	9/8/2020	11/13/2020	11/20/2020	11/27/2020	12/4/2020	1/4/2021
0.0304	0.0315	0.0365	0.0264	0.0282	0.0290	0.0286	0.0282

Unnamed company offers 20-25% premium

Mr. DeChellis tells First Foundation CEO "not interested in pursuing a sale"

We believe BPFH's myopic focus on nominal price and failure to create competitive tension allowed SVB to use its rapidly increasing share price to reduce the exchange ratio by more than 20%

Sources: https://www.sec.gov/Archives/edgar/data/719739/000119312521084502/d97737d424b3.htm

(1)   Based on dates disclosed in SVB's proxy statement; Where specific dates were not disclosed, HoldCo selected dates in the timeframe indicated: For "mid-August", HoldCo selected 8/14/2020 (8/15/2020 was a Saturday); For "Later in August", HoldCo selected 8/31/2020 (last day of month); For "early September" when "BPFH was in the range of $6 per share", HoldCo selected 9/8/2020 (BPFH closed at $6 per share); For "the days following the November 18, 2020 Boston Private board meeting", HoldCo selected 11/20/2020 (two days after the meeting); Where offer ranges were provided, HoldCo selected the midpoint of the range; HoldCo does not believe our selection of any specific date has a material impact on our analysis.

In our view, BPFH provides no credible rationale for dismissing Company A's repeated overtures

- In early September 2020, the CEO of Company A contacted Mr. DeChellis about a transaction

- Mr. DeChellis told the CEO that "the board was not specifically pursuing a sale of the company at that time."

- However, at that same time, Mr. DeChellis was actively negotiating a transaction with SVB, requesting "that SVB Financial provide a written proposal that Mr. DeChellis could present to the Boston Private board for consideration"

- In November 2020, the CFO of Company A told Morgan Stanley "that Company A could be interested in discussing a transaction with Boston Private", which Morgan Stanley relayed to BPFH

- On December 4, 2020, Mr. DeChellis had another phone call with the CEO of Company A in which the CEO told Mr. DeChellis that Company A might consider a valuation "around $10.50" – at that time, SVB's highest offer was $10.25

- <u>Despite these repeated inquiries and the ongoing sale negotiation with SVB, BPFH never notified Company A that it was considering a sale or invited Company A to participate in a process</u>

In early September 2020, Mr. Becker again contacted Mr. DeChellis and reiterated SVB Financial's belief that, in light of the two parties' complementary business models and the potential strategic benefits of providing Boston Private's wealth management and other businesses access to SVB Financial's scale and client platform, a business combination would create significant value for both parties and their shareholders. Mr. Becker again described SVB Financial's interest in acquiring Boston Private for primarily stock consideration and indicated that, in connection with such a transaction, SVB Financial might be willing to value Boston Private at up to 1.0x Boston Private's June 30, 2020 tangible book value, or approximately $9.25 per share. At that time Boston Private's stock price was in the range of $6 per share. Representatives of Goldman Sachs then provided representatives of Morgan Stanley with a draft exclusivity agreement, which proposed that the parties would negotiate on an exclusive basis for sixty days, with an automatic extension of twenty days if at the end of such sixty-day period the parties were working in good faith towards executing a definitive agreement for a transaction.

In response, Mr. DeChellis requested that SVB Financial provide a written proposal that Mr. DeChellis could present to the Boston Private board for consideration, and the following week representatives of SVB Financial delivered to representatives of Boston Private a revised draft of the proposed exclusivity agreement,

-47-

which reflected SVB Financial's intention to continue diligence with the goal of submitting to Boston Private a written indication of interest for a business combination transaction between the parties that would, subject to the receipt and evaluation of additional due diligence information, value Boston Private at up to a maximum price of 1.0x Boston Private's June 30, 2020 tangible book value, or approximately $9.25 per share.

Also in early September 2020, the Chief Executive Officer of a large bank holding company with a significant wealth management business, which we refer to as "Company A," contacted Mr. DeChellis and requested a meeting. During the meeting, the Chief Executive Officer of Company A asked Mr. DeChellis whether Boston Private would be interested in discussing a potential strategic transaction between Company A and Boston Private. Mr. DeChellis indicated that the Boston Private board regularly reviews its strategic alternatives and considers any strategic options that might enhance value for Boston Private's shareholders, and would evaluate any proposal it received, but that the board was not specifically pursuing a sale of the company at that time. The Chief Executive Officer of Company A then expressed interest in hiring Mr. DeChellis to run Company A's wealth management business. Mr. DeChellis responded that he was satisfied with his current job as Chief Executive Officer of Boston Private. Mr. DeChellis relayed this conversation to members of the Boston Private board.

Also during this period, the Chief Financial Officer of Company A contacted a representative of Morgan Stanley regarding matters unrelated to Boston Private. During the conversation, the Chief Financial Officer of Company A speculated as to whether Boston Private might be considering a strategic transaction and noted that Company A could be interested in discussing a transaction with Boston Private and that there would be an ongoing role for Mr. DeChellis with Company A following any such transaction. Following the conversation, the representative of Morgan Stanley relayed Company A's inquiry to Boston Private.

On December 4, 2020, Mr. DeChellis had a phone call with the Chief Executive Officer of Company A. During the conversation, the Chief Executive Officer speculated as to whether Boston Private might be considering a possible business combination, and inquired about a potential transaction. He indicated that Company A's board of directors had not authorized any proposal, and that any proposal by Company A would be subject to, among other contingencies, approval of Company A's board of directors and the results of a full due diligence investigation, but that, subject to those contingencies, Company A might consider a valuation for Boston Private at a tangible book value multiple corresponding to a general price range of around $10.50 per share. Company A's Chief Executive Officer did not propose any specific transaction terms, including with respect to the form of consideration, or a timeline for discussion, nor did he indicate whether an actual proposal was expected to be discussed with or approved by Company A's board of directors. Following this conversation, no proposal or indication of interest was ever provided by or on behalf of Company A and no further inquiries from or on behalf of Company A regarding a transaction were ever received by Boston Private or its representatives.

Despite repeated inquiries from Company A, we believe BPFH provides no reasonable explanation whatsoever for its failure to include Company A in a competitive sales process

In our view, BPFH provides no credible rationale for dismissing the other unnamed buyer's interest

- On September 29, 2020, the CEO of a subsidiary of a wealth management and investment banking firm contacted Mr. DeChellis about a potential transaction at a valuation of up to a 20-25% premium to Boston Private's then-current stock price

- After discussing this with BPFH's board, Mr. DeChellis informed the CEO that BPFH was not interested in pursuing a transaction at that price level

- As with Company A, we believe this unnamed buyer should have been invited to formally participate in a competitive process given that BPFH was actively negotiating a transaction with SVB at that time

- <u>Considering SVB revised its offer price six times during the negotiation process (see page 16), we believe this unnamed company should have been given the same opportunity to conduct due diligence and submit an indication of interest</u>

On September 29, 2020, the Chief Executive Officer of a subsidiary of a wealth management and investment banking firm contacted Mr. DeChellis to inquire, on behalf of its parent company, whether Boston Private might be interested in discussing a potential sale at a valuation of up to a 20-25% premium to Boston Private's then-current stock price, which at that time was in the range of $5.50 per share. No other transaction terms, including with respect to the form of consideration, were discussed. The Chief Executive Officer separately also reached out to Stephen Waters, Chairman of the board of directors of Boston Private. After discussing this inquiry with members of the Boston Private board, Mr. DeChellis informed the Chief Executive Officer that Boston Private was not interested in pursuing a transaction at that price level. No proposal or indication of interest was ever provided by or on behalf of this company, and no further inquiries from or on its behalf regarding a transaction were ever received by Boston Private or its representatives.

For reasons we cannot understand, BPFH dismissed another inbound inquiry based on the preliminary verbal proposal yet invited SVB to revise its offer six times during the negotiation

HOLDCO
ASSET MANAGEMENT

Mr. DeChellis appears to have misled another potential partner who expressed an interest in BPFH

- After HoldCo issued its first press release on January 5, 2021 outlining our concerns about the Merger, First Foundation CEO Scott Kavanaugh sent us the email below in which he mentions that he "had been persistently calling Mr. DeChellis to pursue a dialogue about a merger"
- Instead of inviting First Foundation to participate in a process, Mr. DeChellis told Mr. Kavanaugh towards the end of November "that the board had instructed him to focus on getting the stock price higher and that they were not interested in pursuing a sale"
- <u>If true, this represents yet another missed opportunity on the part of BPFH to increase competitive tension and maximize value for shareholders</u>

From: Scott Kavanaugh
To: Vik Ghei
Subject: BPFH
Date: Tuesday, January 5, 2021 11:41:48 AM

Dear Vic:

I read your letter this morning regarding the announced sale of Boston Private. I noticed you listed FFWM as a potential acquirer. I am reaching out because I had been persistently calling Mr. DeChellis to pursue a dialogue about a merger. His last conversation with me towards the end of November was that the board had instructed him to focus on getting the stock price higher and that they were not interested in pursuing a sale.

We were never contacted from the company or it's investment bankers at any time.

If you would like to discuss further, please contact me at (949) 400-1261.

Thank you,
Scott Kavanaugh
CEO
First Foundation

Yet again, BPFH appears to have passed on an opportunity to increase competitive tension and therefore maximize value for shareholders

Sources: https://www.prnewswire.com/news-releases/holdco-asset-management-issues-second-public-letter-to-boston-private-financial-holdings-301201338.html; http://www.holdcoam.com/wp-content/uploads/Second_Letter_to_BPFH.pdf

We do not find the BPFH board's rationale for granting exclusivity to SVB at all compelling

BPFH Board Contention	HoldCo Position
• "There were unlikely to be other counterparties who would be a better strategic fit for Boston Private than SVB Financial or offer terms that would be more favorable to Boston Private's shareholders than those offered by SVB Financial" 	• At least three buyers expressed interest, one of which (Company A) offered a higher price than SVB • Without a process involving at least these three buyers, we do not believe shareholder can know whether this is the best deal for us
• "The board discussed the fact that no other party, other than SVB Financial, had submitted any proposal to acquire Boston Private" 	• Both Company A and the unnamed company made verbal proposals and were not invited into a process • We believe it is irregular for buyers to submit written offers in the absence of a formal sales process
• "The board also considered and discussed the potential risks from a value, confidentiality, competitive and employee retention perspective of pursuing discussions with Company A or other potential counterparties…following a leak or market rumors" 	• In the comparable transactions reviewed by HoldCo, sellers included a median of 5 buyers in their sales processes and as many as 30 (see page 15) • We do not believe that opening a process to more buyers translates into increased risk of a leak
• "The board… emphasized the importance, from a value creation perspective, of announcing any transaction quickly so as to increase the likelihood that Boston Private shareholders would benefit from the potential appreciation in SVB Financial's stock price by fixing an exchange ratio as soon as possible…" 	• We see no evidence that BPFH or its advisors were focused on the exchange ratio during negotiations, as they appeared solely focused on nominal price • In fact, we believe BPFH allowed SVB to reduce the exchange ratio by over 20% from early September to the announcement date

HOLDCO
ASSET MANAGEMENT

B. CONFLICTS

Why investors should vote no: Conflict-riddled negotiation

✖ We were surprised and disappointed to learn that BPFH did not establish an independent committee of the board to systematically explore strategic alternatives

✖ Upon further review of this transaction, we believe such a committee was especially warranted here considering the clear conflicts of Mr. DeChellis, BPFH's other executives and BPFH's financial advisor, Morgan Stanley

✖ Mr. DeChellis, who led the merger negotiations, will be joining SVB in a senior executive position from which he stands to earn significantly more than he did as the CEO of BPFH in 2019

✖ In addition, other BPFH executives are scheduled to receive retention packages totaling $7.5M

✖ We also believe BPFH shareholders should be very disturbed by the fact that Morgan Stanley has served as book manager on two recent capital offerings for SVB, one of which took place in the middle of deal negotiations

✖ We believe it is fair to question whether Morgan Stanley used its ability to deliver BPFH to SVB on an exclusive basis to secure a lead role on these capital offerings

In our view, BPFH's executives and financial advisor were both irreconcilably conflicted and financially incentivized to deliver BPFH to SVB

We believe Mr. DeChellis was irreconcilably conflicted and financially incentivized to deliver BPFH to SVB

- Mr. DeChellis only recently joined BPFH as CEO in late 2018 after the abrupt departure of former CEO Clay Deutsche

- In May 2019, Mr. DeChellis and his executive team presented a strategic plan to investors that targeted a substantial improvement in profitability and stratospheric growth in wealth assets

- In our view, the plan was absurdly ambitious and unachievable – we believe the market's valuation of BPFH at that time reflected this view

- Therefore, we believe BPFH's decision to sell to SVB makes all the sense in the world for Mr. DeChellis:

  1. Mr. DeChellis gets a senior role with SVB that pays more than he made as CEO of BPFH

  2. Mr. DeChellis doesn't have to achieve the outlandish targets he set for BPFH or make the difficult decisions that CEOs face

  3. Mr. DeChellis gets equity awards in SVB

  4. Mr. DeChellis no longer has to answer to BPFH's disgruntled shareholders

BPFH 2019 Strategic Plan

STRATEGY OUTCOME: PERFORMANCE PROFILE

		1Q19	2022 PROJECTIONS
GROWTH	AUM	$16.1 billion	$50.0 billion
	Balance Sheet	$8.6 billion	$11.2 billion
PROFITABILITY	Efficiency Ratio (consolidated basis)	69.7%	Less than 65%
	ROACE (operating basis)	11.0%	15.0%+
REVENUE MIX	Noninterest income contribution to revenue	29% of total revenue	Greater than 45% of total revenue

AUM = Assets Under Management / Advisory
ROACE = Return on Average Common Equity
Noninterest income includes Core Fees and Income
Efficiency Ratio and ROACE are non-GAAP measures

BOSTON PRIVATE
WEALTH · TRUST · PRIVATE BANKING

Anthony DeChellis Compensation Package

	SVB Target Comp.	BPFH 2019 Actual Comp.
Base Salary	$700,000	$700,000
Cash Incentive[1]	805,000	390,000
Total Cash Compensation	**1,505,000**	**1,090,000**
Equity Awards[2]	3,500,000	1,100,008
Total Compensation	**$5,005,000**	**$2,190,008**

In our view, SVB provides Mr. DeChellis a very lucrative out from his current situation at BPFH

Sources: https://www.sec.gov/Archives/edgar/data/719739/000119312521084502/d97737d424b3.htm; https://www.sec.gov/Archives/edgar/data/821127/000082112720000068/a2020proxy-definitive.htm; https://www.sec.gov/Archives/edgar/data/821127/000082112719000055/investorday.htm

(1)   SVB cash incentive is target incentive equal to 115% of base salary; BPFH 2019 cash incentive is actual amount received out of a possible cash incentive of $700,000
(2)   SVB equity awards include target annual equity incentive opportunity of $1.5M, $1M annually from $4M service-vesting RSUs that vest over four years and $1M annually from $3M performance-vesting RSUs that cliff vest on third anniversary of the grant date assuming here they vest ratably over three years; BPFH equity awards include stock and option awards

With stratospheric merger costs, we view the merger as an exercise in corporate wealth redistribution

We believe BPFH struck a deal that was lucrative for BPFH executives at the expense of shareholders

- To put this deal in perspective, the $200M merger costs represent 4.25x the anticipated annual cost savings and 18% of the current aggregate merger consideration

- In contrast, the median merger costs in comparable deals reviewed by HoldCo represent 1.5x the anticipated annual cost savings and 6% of the aggregate merger consideration

- This is particularly surprising because the anticipated cost savings of 20% of BPFH's expenses are the lowest among transactions reviewed by HoldCo



Cost Savings / Target Expenses
- Median: 30%
- BPFH: 20%
- "We're clearly not doing this for the cost synergies"

Merger Costs / Deal Value
- Median: 5.9%
- BPFH: 18.1%
- "...we're expecting a large portion of that restructuring to be, one, technology-focused; and two, retention for Boston Private's exceptional team."

Merger Costs / Cost Savings
- Median: 1.5x
- BPFH: 4.2x

In our view, the stratospheric merger costs and miniscule cost savings represent a direct transfer of value from BPFH shareholders to BPFH executives

Sources: S&P Global Market Intelligence; https://www.sec.gov/Archives/edgar/data/719739/000119312521003895/d75254d425.htm
Note: Comparable transactions reviewed by HoldCo include whole-bank M&A transactions involving publicly traded U.S. buyers and sellers with deal values between $500M and $2B announced since January 1, 2010 (excluding merger-of-equals transactions)

The merger costs are a huge outlier compared to comparable transactions reviewed by HoldCo

- Out of 40 comparable transactions reviewed by HoldCo, this one ranks dead last based on merger costs as a multiple of costs savings and as a percentage of deal value

- In fact, the $200M merger costs here are nearly 3x the comparable transaction median and nearly 1.5x the next highest transaction multiple

- The $200M merger costs represent 18% of the current aggregate merger consideration, which is also nearly 3x the comparable transaction median of 5.9%

- <u>In our view, this is money that could have gone to shareholders but is instead being paid to retain BPFH's executives and to fund SVB's technology investments and growth initiatives</u>

Other BPFH Executives Retention Awards

	SVB Retention
Steven Gaven	$1,050,000
John Longley	1,100,000
Paul Simons	1,100,000
William Woodson	1,100,000
Other	3,117,500
Total	$7,467,500

Comparable Transactions by Merger Costs / Cost Saves

Buyer/Target	Merger Costs /Cost Saves	Merger Costs /Deal Value
Ameris Bancorp/Fidelity Southern Corporation	0.53x	6.3%
First Citizens BancShares, Inc./First Citizens Bancorporation, Inc.	0.60	4.7%
Independent Bank Group, Inc./Guaranty Bancorp	0.67	2.0%
Simmons First National Corporation/Southwest Bancorp, Inc.	0.92	3.5%
Home BancShares, Inc./Stonegate Bank	0.98	2.3%
BOK Financial Corporation/CoBiz Financial Inc.	1.00	4.5%
Sterling Bancorp/Hudson Valley Holding Corp.	1.07	8.3%
CVB Financial Corp./Community Bank	1.11	5.0%
Pacific Premier Bancorp, Inc./Grandpoint Capital, Inc.	1.12	5.0%
Valley National Bancorp/USAmeriBancorp, Inc.	1.23	3.8%
Hancock Holding Company/Whitney Holding Corporation	1.31	11.9%
First Financial Bancorp./MainSource Financial Group, Inc.	1.31	6.3%
Independent Bank Corp./Blue Hills Bancorp, Inc.	1.32	5.0%
People's United Financial, Inc./First Connecticut Bancorp, Inc.	1.36	8.1%
Cadence Bancorporation/State Bank Financial Corporation	1.39	3.9%
People's United Financial, Inc./United Financial Bancorp, Inc.	1.43	16.7%
Columbia Banking System, Inc./West Coast Bancorp	1.44	5.9%
PacWest Bancorp/CU Bancorp	1.44	6.4%
CenterState Bank Corporation/National Commerce Corporation	1.44	3.7%
FirstMerit Corporation/Citizens Republic Bancorp, Inc.	1.49	9.3%
Union Bankshares Corporation/Xenith Bankshares, Inc.	1.49	6.1%
BB&T Corporation/National Penn Bancshares, Inc.	1.54	5.5%
Columbia Banking System, Inc./Pacific Continental Corporation	1.57	4.6%
First Interstate BancSystem, Inc./Cascade Bancorp	1.62	6.9%
Pacific Premier Bancorp, Inc./Opus Bank	1.63	6.5%
Union Bankshares Corporation/Access National Corporation	1.65	6.6%
MB Financial, Inc./Taylor Capital Group, Inc.	1.67	7.6%
United Bankshares, Inc./Cardinal Financial Corporation	1.93	5.3%
United Bankshares, Inc./Carolina Financial Corporation	2.10	4.6%
Valley National Bancorp/Oritani Financial Corp.	2.15	5.3%
WSFS Financial Corporation/Beneficial Bancorp, Inc.	2.16	9.8%
Comerica Incorporated/Sterling Bancshares, Inc.	2.20	12.0%
FB Financial Corporation/Franklin Financial Network, Inc.	2.23	8.5%
PacWest Bancorp/Square 1 Financial, Inc.	2.37	3.9%
Pinnacle Financial Partners, Inc./BNC Bancorp	2.44	5.8%
South State Corporation/Park Sterling Corporation	2.65	11.1%
First Niagara Financial Group, Inc./NewAlliance Bancshares, Inc.	2.89	6.7%
F.N.B. Corporation/Yadkin Financial Corporation	2.94	6.7%
Umpqua Holdings Corporation/Sterling Financial Corporation	NA	4.0%
SVB Financial Group/Boston Private Financial Holdings, Inc.	4.25	18.1%
Median Excluding SVB / BPFH	1.46x	5.9%

Sources: S&P Global Market Intelligence; https://www.sec.gov/Archives/edgar/data/719739/000119312521084502/d97737d424b3.htm
Note: Comparable transactions reviewed by HoldCo include whole-bank M&A transactions involving publicly traded U.S. buyers and sellers with deal values between $500M and $2B announced since January 1, 2010 (excluding merger-of-equals transactions)

HOLDCO
ASSET MANAGEMENT

Could the fact that SVB is the highest paying public bank in the U.S. have biased BPFH management's judgment?

Bloomberg

Markets

Silicon Valley Bank Pays $250,000 Per Employee, Tops in the U.S.

By Shelly Hagan
May 10, 2019, 10:16 AM EDT

- Tiny SVB Financial has just 3,200 workers and five branches
- Big banks with larger branch networks pay less on average

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Silicon Valley, better known for hot tech start-ups and venture capital firms, is also home to the highest-paying public bank in the U.S.

SVB Financial Group, based in Santa Clara, California, paid its employees on average $250,683 a year in 2018, according to data compiled by Bloomberg. Among the nation's household names, JPMorgan Chase & Co. came in a distant 10th, at $129,310, and Wells Fargo & Co. was 12th, at $127,506. (The salary analysis looked only at commercial banks; investment banks such as Goldman Sachs Group Inc. weren't counted.)

Top Paying U.S. Banks

Rank	Commercial Bank	Compensation per employee 2018
1	SVB Financial Group	250,682.7586
2	First Republic Bank/CA	247,595.5357
3	Signature Bank/New York NY	216,866.4752
4	Texas Capital Bancshares Inc	186,552.4297
5	Bank of America Corp	156,274.5098
6	PacWest Bancorp	154,156.0284
7	SunTrust Banks Inc	144,460.4568
8	Western Alliance Bancorp	141,711.2479
9	KeyCorp	130,717.8442
10	JPMorgan Chase & Co	129,310.2438
11	Comerica Inc	128,289.8919
12	Wells Fargo & Co	127,505.7915
13	Investors Bancorp Inc	123,976.8786
14	IBERIABANK Corp	123,141.6271
15	Fifth Third Bancorp	121,293.8005

"…and then third is compensation. So we got to pay fairly, no question. And we'll do that -- we do have retention built into this to make sure that over the next year to 2 years that people are focused, they don't have to worry about that."

- Gregory Becker, SVB CEO (1/4/2021)

Sources: https://www.bloomberg.com/news/articles/2019-05-10/silicon-valley-bank-pays-250-000-per-employee-tops-in-the-u-s ; https://www.sec.gov/Archives/edgar/data/719739/000119312521003895/d75254d425.htm

We believe BPFH's financial advisor, Morgan Stanley, was also conflicted and incentivized to deliver BPFH to SVB

- Prior to 2019, Morgan Stanley had never participated in a capital offering for SVB despite SVB having raised capital 12 times for a total of $2.8B in proceeds with 21 different investment banks

- However, starting in 2019, Morgan Stanley was awarded a book manager role on two of SVB's capital offerings, one of which took place immediately prior to and one of which occurred right in the middle of deal negotiations

- HoldCo believes it's fair to question whether Morgan Stanley leveraged its ability to deliver BPFH to secure a lead role on these capital offerings considering its absence on previous capital offerings

- <u>Given this apparent conflict, we do not believe Morgan Stanley was capable of providing objective advice to BPFH</u>

SVB Capital Raises – Sorted by Date

Date	Type	Amount	Underwriters
5/19/1998	Preferred	$40,000	NA
12/13/1999	Common	$58,800	**Dain Rauscher, KBW, Hoefer & Arnett**, Bear Stearns, CIBC, First Analysis Securities, Pacific Crest, Putnam Lovell, Ragen Mackenzie, Sutro
8/1/2000	Common	$97,031	**Merrill**, RBC, Credit Suisse, Robertson Stephens, B. Riley, Hoefer & Arnett, Jefferies, KBW, Wedbush
5/14/2003	Subordinated	$150,000	**Credit Suisse**
5/16/2007	Senior	$250,000	**BofA, Merrill**
5/16/2007	Subordinated	$250,000	**BofA, Merrill**
4/2/2008	Senior	$250,000	**J.P. Morgan**
12/12/2008	Preferred	$235,000	TARP
11/18/2009	Common	$306,674	**J.P. Morgan, Merrill**, KBW, RBC, Sandler
9/15/2010	Senior	$350,000	**BofA, J.P. Morgan**, Barclays, KBW
5/13/2014	Common	$452,985	**J.P. Morgan, Merrill**, KBW, RBC, Sandler
1/26/2015	Senior	$350,000	**J.P. Morgan, Merrill**, KBW, RBC, Sandler
12/2/2019	Preferred	$350,000	**BofA, Morgan Stanley, Wells Fargo**, KBW
6/2/2020	Senior	$500,000	**BofA, Morgan Stanley**, SVB Leerink
1/26/2021	Preferred	$750,000	**Goldman, BofA**, SVB Leerink
1/26/2021	Senior	$500,000	**Goldman, BofA**, SVB Leerink
Total		**$4,890,490**	

Morgan Stanley's first role on an SVB offering took place immediately prior to and during the BPFH deal negotiations

Sources: S&P Global Market Intelligence
Note: Bolding indicates book manager

HOLDCO
ASSET MANAGEMENT

C. VALUATION

Why investors should vote no: <u>Grossly inadequate valuation</u>

✖ We view this transaction as a fire sale struck during a pandemic when BPFH shares were floundering along with the broader banking sector while SVB shares were at an all-time high

✖ We believe SVB has disproportionately benefited from its ties to the technology industry, a sector that thrived during the pandemic but that we now believe faces significant valuation headwinds

✖ Conversely, we believe BPFH shares disproportionately suffered during the pandemic due to its presence in densely populated markets that were hit hardest by the virus and related closures

✖ Beyond the pandemic impact, we believe BPFH shares were heavily discounted by investors due to the BPFH management team's aggressive and costly strategic plan outlined in May 2019

✖ In our view, this temporary disconnect in valuations allowed SVB to acquire BPFH for a bargain price using SVB's temporarily inflated currency

✖ Should SVB's valuation revert to historically normal levels, it would likely erase the entire value of the merger consideration to BPFH's shareholders

✖ We believe SVB, as well as other acquirers, would place far greater value on the BPFH franchise in a comprehensive and competitive sales process

In our view, this transaction was a fire sale struck during a pandemic which allowed SVB to use its temporarily inflated currency to acquire BPFH at a bargain price



We believe SVB took advantage of a temporary valuation disconnect created by the global pandemic

- Prior to the Covid pandemic, SVB and BPFH traded at comparable P/E valuations

- In 2019, BPFH traded at 12.3x NTM EPS while SVB traded at 11.3x NTM EPS

- However, the pandemic caused investors to shift away from bank stocks due to fears surrounding the credit worthiness of borrowers in hard-hit markets and industries

- We believe BPFH suffered for two reasons:

  1 BPFH operates in some of the most densely populated markets in the U.S., which are more susceptible to the virus impact

  2 BPFH management committed to what we view as an absurdly aggressive and costly growth strategy instead of returning excess capital to shareholders

- On the other hand, we believe SVB disproportionately benefited due to its ties to the technology industry, a sector that now faces valuation headwinds

- <u>Due to these factors, SVB and BPFH's valuations disconnected, with SVB trading at more than double its 2019 P/E multiple</u>



Pandemic Stock Price Performance: 1/1/2020 to 1/4/2021

- SVB: 52%
- SNL U.S. Bank Index: (17%)
- BPFH: (31%)



Price / Next Twelve Months EPS Multiple

SVB | BPFH

- 5-Year Median: 15.7x | 14.7x
- 2019 Median: 11.3x | 12.3x
- 1/4/2021: 23.3x | 12.6x

106% increase in P/E

Sources: S&P Global Capital IQ
Note: Medians are for the period ended January 4, 2021 (day of merger announcement)

Due to this valuation disconnect, the so-called premium would have been a *discount* as recently as June 2020

- The massive surge in SVB's stock price, coupled with BPFH's declining share price, allowed SVB to offer BPFH a premium on the day the deal was announced

- <u>However, the predominantly stock-based consideration would have valued BPFH at a meaningful discount historically</u>

Consideration vs BPFH Share Price: Median Discount of 35% Over The Last 3 Years[1]



Sources: S&P Global Market Intelligence
1)   Data for the three years ended 1/4/2021 (day of merger announcement)

Even with the so-called premium, BPFH shares have underperformed and continue to trade at a discount

- We view the Merger as a fire-sale transaction struck during a global pandemic in which BPFH shares, along with the banking sector at large, were floundering at valuation levels last seen during the Great Recession

- BPFH shares closed at $8.39 on January 4, 2021, the day of the Merger announcement, representing an 11% discount to liquidation value and a 52% discount to the Company's five-year median tangible book value multiple of 1.84x, making it one of the lowest valued banks of its size nationwide

- BPFH shares closed on March 26, 2021 at $13.37 per share, including the merger premium – below where the shares traded as recently as November 2018. The Company's shares, including the merger premium, have underperformed the SNL U.S. Bank Index over any relevant timeframe we can think of

	DeChellis TSR[1]	3-Year TSR	5-Year TSR
BPFH (Including Premium)	8.1%	(0.6%)	42.4%
SNL U.S. Bank Index	28.5%	23.4%	105.1%
BPFH Underperformance	*(20.4%)*	*(24.0%)*	*(62.8%)*

	BPFH (Including Premium)	BPFH 5-Year Median	Peers[2]
Price / TBV	1.37x	1.84X[3]	1.74X
Current Discount	*-*	*(25.5%)*	*(21.3%)*

Sources: S&P Global Market Intelligence
(1)   Starting November 5, 2018, the ate on which Anthony DeChellis was named CEO of BPFH
(2)   Peers include publicly traded U.S. banks between $5B and $20B in assets with greater than 30% fee income / operating revenue for the quarter ended December 31, 2020
(3)   For the five-year period ending January 4, 2021

The premium is particularly low compared to transactions where the target was trading at a depressed valuation

- BPFH was trading at approximately 90% of tangible book value before the transaction due to the pandemic and investor concerns about management's wildly ambitious strategic plan

- Other similarly valued targets[1] have sold for much higher premiums averaging 51%

Transactions with Target Trading Below Tangible Book Value: Premium to Unaffected Share Price



Sources: S&P Global Market Intelligence
(1)   Comps include whole-bank M&A transactions with a deal value greater than $100M since 1/1/2010 in which the target was trading below tangible book value (excluding mergers-of-equals)

33

Our analysis indicates that SVB is shortchanging BPFH shareholders

- In our view, SVB was able to buy BPFH for a bargain price due to the lack of a competitive process

- In the transactions reviewed by HoldCo, buyers typically pay a price that generates a tangible book value dilution earnback period (TBV earnback period) of three years or less (see page 37)

- Based on the current terms, SVB is generating immediate accretion to its TBV

- We estimate that SVB could pay up to $21.75 per share for a 3-year TBV earnback period

- That would increase to $25.00 per share if SVB were to increase the cost savings and reduce the merger costs in line with comparable transactions (see page 36)

	Current Deal	Max Price for 3-Year TBV Earnback	Max Price for 3-Year TBV Earnback with Normalized Cost Saves and Merger Charges
BPFH Price	$13.32	$21.75	$25.00
Increase vs Current		63%	88%
Cost Savings	20%	20%	30%
Merger Charges / Saves	4.25x	4.25x	1.5x
TBV Earnback Period	Immediate	3 years	3 years

Our contribution analysis also suggests a much higher value for BPFH than the current consideration

- On every relevant metric that we have evaluated, BPFH is contributing between 5% and 10% of the combined entity

- Still, the aggregate merger consideration currently represents only 4% of the combined entity's market capitalization

- Based on a BPFH valuation range equal to 5% to 8% of the combined entity's value, we believe that the Company's shareholders should receive consideration valued at $16.31 to $26.94, or 22% to 102% above the current merger consideration

Contribution Analysis ($M)

	SVB	BPFH	Combined	SVB %	BPFH %
2021E Net Income	$910	$51	$961	95%	5%
2021E Net Income + Cost Savings	910	90	1,000	91%	9%
2022E Net Income	1,031	61	1,091	94%	6%
2022E Net Income + Cost Savings	1,031	100	1,130	91%	9%
12/31/20 Non-CD Deposits	99,726	8,087	107,814	92%	8%
12/31/20 Total Deposits	101,982	8,595	110,577	92%	8%
12/31/20 Tangible Common Equity	7,675	802	8,478	91%	9%
Contribution Range				90-95%	5-10%
Percent of Combined Value Based on Current Terms				96%	4%

BPFH Valuation Analysis

	Announced Deal	At 5% of Combined	At 6% of Combined	At 7% of Combined	At 8% of Combined
BPFH Value / Combined Value	4.1%	5.0%	6.0%	7.0%	8.0%
Per Share Consideration on 3/26/21	$13.32	$16.31	$19.77	$23.32	$26.94
Increase vs Announced Deal	-	22%	48%	75%	102%

Sources: S&P Global Market Intelligence; Company filings
(1) Projected figures for SVB and BPFH are consensus mean estimates

HOLDCO
ASSET MANAGEMENT

Even Morgan Stanley's worst case valuation for BPFH and best case for SVB yields meaningfully higher value

Morgan Stanley's fairness opinion suggests a much higher value for BPFH

- If we apply the top quartile valuation multiples to SVB's metrics and bottom quartile valuation multiples to BPFH's metrics, we arrive at a much higher valuation than where BPFH currently trades

SVB Valuation Using Peer Top Quartile Valuation Multiples

	SVB Metric	Peer Top Quartile	Implied Value of SVB	Current SVB Price	Discount to Current Price
2021E EPS	$17.45	12.9x	$225.11	$491.98	-54.2%
2022E EPS	$19.76	11.8x	$233.17	$491.98	-52.6%
Tangible Book Value	$140.37	1.5x	$210.56	$491.98	-57.2%

BPFH Valuation Using Peer Bottom Quartile Valuation Multiples

	BPFH Metric	Peer Bottom Quartile	Implied Value of BPFH	Unaffected BPFH Price	Discount to Unaffect. Price
2021E EPS	$0.62	12.3x	$7.63	$8.39	-9.1%
2022E EPS	$0.74	9.7x	$7.18	$8.39	-14.4%
Tangible Book Value	$9.48	1.2x	$11.38	$8.39	35.6%

Implied Exchange Ratio and Current Value Excluding Cost Savings

	Implied Value of SVB	Implied Value of BPFH	Exchange Ratio	SVB Current Price	Implied BPFH Value
2021E EPS	$225.11	$7.63	0.0339	$491.98	$16.67
2022E EPS	$233.17	$7.18	0.0308	$491.98	$15.15
Tangible Book Value	$210.56	$11.38	0.0540	$491.98	$26.58
Median					**$16.67**
Current BPFH Price					**$13.37**
Premium to Current					**24.7%**

Sources: https://www.sec.gov/Archives/edgar/data/719739/000119312521084502/d97737d424b3.htm
Note: Market data as of March 26, 2021

The consideration values BPFH shares at historically low absolute and relative multiples

- Despite SVB's sky-high valuation, the consideration values BPFH shares at historically low levels compared to comparable transactions[1]

- We believe the buyer's trading multiple advantage (buyer multiple premium or discount to the merger consideration) is particularly important in this situation given the inflated level at which SVB's shares are currently trading

- Due to its sizable multiple advantage, SVB is also avoiding any dilution to its tangible book value, something that is atypical in bank M&A transactions

Transaction Valuation Multiples vs Comparable Transactions Between $500M and $2B in Value Since 1/1/2010[1]				
	SVB Standalone at Announcement	Merger Consideration at Announcement	Comps Median	SVB/BPFH Rank
Absolute Multiples:				
Price/Tangible Book Value	2.76x	1.15x	2.10x	Last
Price/NTM Earnings	23.3x	17.0x	18.4x	22 of 35
Price/NTM Earnings w/ Cost Savings	-	10.2x	12.9x	29 of 35
Buyer Trading Multiple Advantage:				
Price/Tangible Book Value	-	40%	5%	Last
Price/NTM Earnings	-	37%	(13%)	Last
Price/NTM Earnings w/ Cost Savings	-	129%	23%	Last
Tangible Book Value Earnback	-	Immediate	2.5 years	Tied for last

Sources: S&P Global Market Intelligence; Company filings
(1)   Includes whole-bank M&A transactions with a deal value between $500M and $2B since 1/1/2010 excluding mergers-of-equals

HOLDCO
ASSET MANAGEMENT

We estimate that BPFH's value in parts is significantly greater than the current consideration

Private Bank	
BPFH Deposits	$8,595
Median Deposit Premium	3.5%
Deposit Premium	$300
Tangible Common Equity	$802
Aggregate Value	$1,102
BPFH Shares	82.3
Value Per Share	**$13.40**

Wealth Management	
2019 Revenue	$76
2019 Expenses	$58
2019 Pre-Tax Income	$18
2019 Pre-Tax Margin	24.1%
Multiple of Pre-Tax Income	10.0x
Aggregate Value	$184
BPFH Shares	82.3
Value Per Share	**$2.23**

Synergies	
2020E Operating Expenses	$245
Cost Savings %	30%
Pre-Tax Cost Savings	$73
Tax Rate	21%
After-Tax Cost Savings	$58
Multiple of Cost Savings	8.0x
Value of Savings	$464
Merger Costs / Savings	1.50x
After-Tax Merger Costs	$87
NPV of Cost Savings	$377
BPFH Shares	82.3
Value Per Share	**$4.59**

Key Assumptions

- Private bank valuation based on branch deposit premium (3.5%)
- Wealth management valuation based on pre-tax income multiple (10x)
- Synergies valuation based on 30% cost savings capitalized at 8x P/E multiple and merger costs of 1.5x cost savings (comparable transactions)

BPFH Franchise Value	
Aggregate Value	$1,663
BPFH Shares	82.3
Value Per Share	$20.21
SVB Offer	$13.32
Premium to Current Consideration	52%
BPFH Price (3/26/21)	$13.37
Premium to BPFH Current Price	51%
Implied BPFH Value / Combined Value	6.1%

Sources: HoldCo estimates; https://www.sec.gov/ix?doc=/Archives/edgar/data/821127/000082112720000044/bpfh-20191231.htm

Note: Market data as of March 26, 2021; Private Bank deposit premium based on branch transactions with more than $500M deposits announced between January 1, 2009 and December 31, 2015 to capture the last low interest rate cycle; Wealth Management pre-tax income multiple based on discussions with industry experts; Synergy assumptions based on comparable transactions reviewed by HoldCo, which include whole-bank M&A transactions involving publicly traded U.S. buyers and sellers with deal values between $500M and $2B announced since January 1, 2010 (excluding merger-of-equals transactions).

38

BPFH's standalone value would be higher than the Merger consideration after cutting costs and buying back stock

- In the analysis below, we adjust BPFH's standalone projected EPS for (1) a cost reduction to bring the Company's expense base in line with peers and (2) a $115M share buyback at an assumed price of $10.00 per share

- <u>We estimate that these initiatives would increase BPFH's value by approximately 15% to 30% over the current value including the Merger premium</u>

BPFH Standalone Value Creation

	BPFH Private Bank Segment	Low Margin Banks $5B-$15B Assets	Selected Peers with Low Margins: Peapack Gladstone Banking Segment	Washington Trust Banking Segment
2019 Metrics:				
Net Interest Margin	2.80%	2.41%	2.46%	2.77%
Noninterest Expense / Avg Earning Assets	1.99%	1.56%	1.56%	1.69%
2019 BPFH Operating Expenses at Peer Ratio	$162.2	$126.8	$126.8	$137.6
Cost Savings		**$35.4**	**$35.4**	**$24.6**
% of Current		*21.8%*	*21.8%*	*15.2%*
2022E Net Income	$60.9	$60.9	$60.9	$60.9
After-Tax Cost Savings at 21% Tax Rate		$27.9	$27.9	$19.4
2022E Net Income After Cost Savings	$60.9	$88.8	$88.8	$80.3
2022E EPS After Cost Savings	$0.74	$1.07	$1.07	$0.97
2022E EPS After Cost Savings + Buyback	$0.84	$1.23	$1.23	$1.11
Value at 14.0x P/E Multiple	**$11.78**	**$17.27**	**$17.27**	**$15.59**
Current BPFH Price (Incl. Premium)	**$13.37**	**$13.37**	**$13.37**	**$13.37**
Increase over Current	**-11.9%**	**29.2%**	**29.2%**	**16.6%**

Source: S&P Global Market Intelligence; Company filings
Notes: Peers include publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020; BPFH Private Bank includes private bank segment and parent company only fees and operating expenses; Washington Trust Banking Segment includes commercial banking segment, corporate segment and subordinated debt interest expense incurred at the holding company.

39

A reversion in SVB's valuation to recent normalized levels would be disastrous for BPFH shareholders

- SVB currently trades at 21.9x NTM EPS, nearly double its median 2019 multiple of 11.3x
- We have seen no evidence from BPFH or its advisors to justify such a stratospherically high multiple
- On the contrary, we have every reason to believe this increase is temporary and based on the flight away from banks and into technology stocks that took place as a result of the pandemic
- If SVB shares revert to the 5-year median P/E multiple or the 2019 median P/E multiple, the merger consideration would value BPFH at a discount to its unaffected share price adjusted for the approximately 25% run-up in bank stocks since the deal was announced

SVB Price / Next Twelve Months EPS Multiple


23.3x
21.9x
15.7x
11.3x
5-Year Median
2019 Median
1/4/2021
3/26/2021

Implied BPFH Value at Normalized SVB P/E

	SVB Price / NTM EPS Multiple		
	21.9x	15.7x	11.3x
Implied SVB Share Price	$491.98	$352.29	$253.70
Implied Merger Consideration	$13.32	$10.13	$7.88
BPFH Unaffected Price	$8.39	$8.39	$8.39
Premium to Unaffected	**59%**	**21%**	**-6%**
YTD Increase in Bank Index	25%	25%	25%
BPFH Adjusted Unaffected Price	$10.51	$10.51	$10.51
Premium to Adj. Unaffected	**27%**	**-4%**	**-25%**

Sources: S&P Capital IQ
Note: Market data as of March 26, 2021

A reversion in SVB's valuation could occur if "volatile" income streams disappear

- We believe SVB's recent earnings are substantially inflated due to an unsustainable acceleration of:
  - **1** Gains on investment securities and
  - **2** Gains on equity warrant assets
- <u>Even SVB admits in their own filings that given the volatility of these income streams, results for any period "are not necessarily indicative of expected performance in a future period"</u>

SVB's Gains as a % of Pre-tax Income[1]



Unsustainable Increase in Gains in 2020

2016	2017	2018	2019	2020
14%	14%	13%	18%	38%

"Unrealized gains or losses from non-marketable and other equity securities... [are] subject to potential increases or decreases in future periods.

Such variability may lead to volatility in the gains or losses from investment securities.

<u>As such, our results for a particular period are not necessarily indicative of our expected performance in a future period.</u>"

- *SVB 2019 10-K (pg. 53)*

Source: Company filings
(1)   Gains defined as "Gains on investment securities, net" plus "Gains on equity warrant assets, net."

41

HOLDCO ASSET MANAGEMENT

Even Morgan Stanley's fairness opinion for BPFH indicates that SVB is nearly 60% overvalued

In its fairness opinion, Morgan Stanley's trading comparables analysis inexplicably utilizes a multiple range to value SVB that is meaningfully higher than even the top quartile of its peer group

- If we apply the top quartile valuation multiples to SVB's metrics, we derive a valuation that is approximately 60% lower than where SVB currently trades

Morgan Stanley Trading Comparables Analysis

	Selected Companies' Top Quartile	Selected Companies' Median	Selected Companies' Bottom Quartile	SVB Financial
Price / 2021E EPS	12.9x	12.2x	11.7x	22.2x
Price / 2022E EPS	11.8x	10.7x	10.2x	19.6x
Price / Tangible Book Value	1.5x	1.3x	1.2x	2.8x

Based on the analysis of the relevant metrics for each of the selected banks, Morgan Stanley selected a range of multiples and applied this range of multiples to the relevant financial statistics for SVB Financial. For purposes of this analysis, Morgan Stanley utilized estimated diluted earnings per share for 2021 and 2022 as set forth in the SVB Financial Street Forecasts.

???

Morgan Stanley estimated the implied trading value per share of SVB Financial common stock as of December 31, 2020, as follows:

	SVB Financial Metric	Multiple Statistic Range	Implied Value Per Share of SVB Financial Common Stock
Price / 2021E EPS	$ 17.45	14.0x –22.0x	$ 244.32 – $383.94
Price / 2022E EPS	$ 19.76	12.0x –20.0x	$ 237.15 – $395.24
Price / Tangible Book Value	$ 140.37	1.5x –2.8x	$ 210.56 –$387.83

Implied SVB Valuation Based on Morgan Stanley's Peer Top Quartile

	SVB Metric	Peer Top Quartile	Implied Value of SVB	Current SVB Price	Discount to Current Price
2021E EPS	$17.45	12.9x	$225.11	$491.98	-54.2%
2022E EPS	$19.76	11.8x	$233.17	$491.98	-52.6%
Tangible Book Value	$140.37	1.5x	$210.56	$491.98	-57.2%

Sources: https://www.sec.gov/Archives/edgar/data/719739/000119312521084502/d97737d424b3.htm
Note: Market data as of March 26, 2021

Industry experts appear to share our view that the Merger is a steal for SVB

"To us, the relatively low terminal price tag of 1.15x TBV for BPFH suggests that SIVB did well for its shareholders as it seeks to achieve greater revenue and business model diversification."

- KBW (1/4/2021)

"If you haven't had an active process or an active solicitation, then it can be difficult to defend, especially when you get pricing this low, and this was very skinny pricing by any standard...My guess is that Silicon Valley will ultimately increase their price...It does appear that others would have been able to afford to pay a decent amount more than what this is on its face."

- John Gorman, Luse Gorman PC (1/8/2021)

"Congratulations on using your currency, and it's good to see a bank do a deal for growth reasons."

- BofA Merrill Lynch (1/4/2021)

"While the near 30% premium may appear steep, the $10.94 price tag is still a 9% discount to BPFH's Dec. 31, 2019 closing price."

- Evercore ISI (1/4/2021)

"SVB, though, is the big winner from this transaction because of the price and the ability of Boston [Private] to transform its private banking unit...SVB, especially if it can generate the synergies it anticipates, is getting a great deal here, and investors in the firm should consider the transaction a bullish sign for the foreseeable future."

- Seeking Alpha (1/6/2021)

Sources: KBW research note; https://www.sec.gov/Archives/edgar/data/719739/000119312521003895/d75254d425.htm;
https://platform.marketintelligence.spglobal.com/web/client?auth=inherit&overridecdc=1&#news/article?id=62017150&KeyProductLinkType=33; Bloomberg First Word (1/5/2021); https://seekingalpha.com/article/4397550-boston-private-financial-solid-play-for-svb-financials-investors

The bargain basement valuation doesn't sync with SVB executives' high praise for BPFH and the Transaction

Comments by SVB Executives on 1/4/2021 Conference Call to Discuss the Transaction:

"[Boston Private is] a premier private banking and wealth management firm with outstanding Net Promoter Scores and a strong client-centric culture similar to our own."

"Boston Private's deep private banking and wealth management expertise are backed by comprehensive product suite, a next-generation digital platform and a presence in key innovation centers across the country."

"And the wealth opportunity is expected to grow twice as fast as the rest of the U.S. wealth management industry. We see a tremendous opportunity to deepen our personal relationships with clients through the addition of Boston Private's expertise, products and differentiated technology platform and to win a much greater share of the considerable wealth market tied to the innovation market."

"Boston Private has recently invested significant time and money into development of a next-generation digital platform that enhances the client experience, streamlines processes such as onboarding and is well aligned with SVB's own strategic priorities. This is another aspect of our private banking and wealth management strategy that would have taken several years to build ourselves."

"Boston Private will add significant new capabilities to SVB and strengthen areas where we are already focused but need additional investment."

"When you look at all the different things that we get with the acquisition of Boston Private, it checks so many boxes."



III. A BETTER PATH FORWARD
FOR BPFH

In our view, the steps to achieving enhanced value at BPFH are simple and straightforward



Shareholders vote down Merger
- Requires two-thirds shareholder approval

SVB increases consideration to acceptable level
- We believe SVB can pay $20+ per share (see pages 34-38)

If not, shareholders elect HoldCo's slate at annual meeting
- HoldCo has nominated a slate of three highly qualified directors (see page 48)

Newly constituted Board oversees competitive sales process
- We know at least three other buyers were interested (see pages 13-19)

BPFH sells for higher value or cuts costs and repurchases stock to prepare for a sale
- We believe BPFH can generate 15-30% value above the current price (see page 39)

We believe any potential scenario is better for BPFH shareholders than the current one

HoldCo believes BPFH can generate significantly more value in a well-run, competitive sales process

- ✓ In our view, BPFH's sale to SVB deprives shareholders of true price discovery that can only be achieved through a comprehensive and competitive process involving all logical buyers

- ✓ We believe this is a "riskless" proposal since at least three other potential buyers have already registered their interest in the Company

- ✓ As our analyses demonstrate, we also believe SVB has the capacity to offer substantially more consideration while still offering very attractive returns to its own shareholders

- ✓ BPFH shareholders should know that value creation at BPFH, while maximized through a sale, is not entirely dependent on one

- ✓ In our view, there are several simple and straightforward steps that would bring BPFH's valuation in line with higher multiple peers and above where the Company trades today including the Merger premium

- ✓ Voting against the Merger today will pave the way for a competitive and comprehensive sales process supervised by a stronger, independent Board

> We believe BPFH's sale to SVB deprives shareholders of true price discovery that can only be achieved through a comprehensive and competitive process

HoldCo has nominated a slate of highly qualified nominees for election to the Board at the 2021 Annual Meeting

Jeita L. Deng *Associate Dean and Chief Financial Officer of the Harvard Kennedy School of Government*	Ms. Deng brings important financial, budgetary and government expertise. She previously served in several positions for the House Committee on Ways and Means for the Commonwealth of Massachusetts, including serving as Budget Director, Deputy Budget Director and Budget Analyst. Ms. Deng was appointed by Governor Deval Patrick to the Massachusetts Commonwealth's Debt Affordability Commission in 2013, where she served until November 2015. Ms. Deng holds a Bachelor of Arts from Amherst College.
Merrie S. Frankel *President of Minerva Realty Consultants, LLC*	Ms. Frankel brings significant real estate, financial services and Board experience. Previously, she served as Vice President and Senior Credit Officer in the Commercial Real Estate Finance Group of Moody's Investors Service, a subsidiary of Moody's Corporation, and in various roles at O'Connor Capital Partners Inc. (f/k/a O'Connor Group), Ernst & Young, Cushman & Wakefield PLC, JP Morgan Securities, Inc., and Salomon Brothers Inc. Ms. Frankel has served on the board of directors of Agree Realty Corporation (NYSE: ADC) since October 2016, where she Chairs the Nominating & Governance Committee and sits on the Audit Committee. She holds a J.D. and an M.B.A. from Hofstra University, and a Bachelor of Arts from the University of Pennsylvania.
Laurie M. Shahon *President of Wilton Capital Group*	Ms. Shahon brings financial services, retail and securities industry, corporate governance and public company board experience. Previously, Ms. Shahon served in various investment banking positions at Salomon Brothers Inc. and Morgan Stanley, as well as serving as an Adjunct Professor of Finance at Columbia Business School. Ms. Shahon is a Trustee of RPT Realty (NYSE: RPT) and Boston Mutual Life Insurance Company, as well as its wholly owned subsidiary, Life Insurance Company of Boston and New York. Previously, Ms. Shahon served on the boards of directors of KCG Holdings, Inc., The Bombay Company, Inc., Eddie Bauer Holdings, Inc., and Kitty Hawk, Inc., and has served on a number of other boards of directors. Ms. Shahon holds an M.B.A. in Finance and International Business from Columbia Business School and a Bachelor of Arts in English and Political Science from Wellesley College.

HoldCo's slate of director nominees will ensure that the Board operates as a shareholder advocate

We believe BPFH shareholders deserve better

Better Process

Better Valuation

Better Board

PLEASE VISIT US AT www.BPValue.com TO LEARN MORE ABOUT OUR CAMPAIGN